UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

 Date of Report (Date of earliest event reported): June 5, 2020

Compound Projects, LLC

(Exact name of issuer as specified in its charter)

Delaware	84-4017577
(State or other jurisdiction of	(IRS Employer
incorporation or organization)	Identification No.)

335 Madison Avenue 16th Floor New York, NY 10017
(Address of principal executive offices)

646-930-4503

(Issuer’s telephone number, including area code)

Series #Reach Interests

(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events

On June 5, 2020, Republic Compound, LLC, a privately held Delaware limited liability company (“Republic Compound”), acquired our manager, Compound Asset Management, LLC (“Manager”), in connection with its acquisition of substantially all of the assets of Compound Asset Management, Inc. Our Manager will continue to be controlled by our Chief Executive Officer, Janine Yorio, and our Chief Operating Officer, Jesse Stein, each of whom are managing members of and owners of a minority stake in Republic Compound.

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 15, 2020	COMPOUND PROJECTS LLC By: Compound Asset Management, LLC its managing member

/s/ Janine Yorio
Name: Janine Yorio
Title: Chief Executive Officer